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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                  UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)




                               Lifeway Foods, Inc.
                               -------------------
                                (Name of Issuer)


                           Common Stock, No Par Value
                           --------------------------
                         (Title or Class of Securities)


                                   531914 10 9
                                   -----------
                                 (CUSIP Number)



The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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Cusip No.  531914 10 9

1.       NAME OF REPORTING PERSON:

         Michael Smolyansky

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

         (a)      [ ]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION: United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         5.       SOLE VOTING POWER: 2,118,338

         6.       SHARED VOTING POWER: 68,201

         7.       SOLE DISPOSITIVE POWER: 2,118,338

         8.       SHARED DISPOSITIVE POWER: 68,201

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         2,186,539 (includes 2,118,338 shares individually owned, 60,201 shares owned by spouse, and 8,000 shares owned by The Smolyansky Family Foundation, a private charitable foundation (see Note (2) below)

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 50.63%

12.      TYPE OF REPORTING PERSON: IN



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ITEM 1.

         (a)      Name of Issuer: Lifeway Foods, Inc.

         (b)      Address of Issuer's Principal Executive Offices:
                                                    6431 W. Oakton Street
                                                    Morton Grove, Illinois 60053

ITEM 2.

         (a)      Name of Person Filing

                  Michael Smolyansky

         (b)      Address of Principal Business Office

                  6431 W. Oakton Street
                  Morton Grove, Illinois  60053

         (c)      Citizenship

                  United States Citizen

         (d)      Title of Class of Securities:  Common Stock, No Par Value

         (e)      CUSIP Number: 531914 10 9

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

          Not applicable.

ITEM 4.   OWNERSHIP   See Note (1) below.

MICHAEL SMOLYANSKY

(a) Amount beneficially owned: 2,186,539 (includes 2,118,338 shares individually owned, 68,201 shares owned by spouse, and 8,000 shares owned by The Smolyansky Family Foundation, a private charitable foundation (see Note (2) below).

         (b)      Percent of class: 50.63%

         (c)      Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote: 2,118,338

                  (ii)     Shared power to vote or to direct the vote: 68,201

                  (iii)    Sole power to dispose or direct the disposition of:
                           2,118,338
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                  (iv)     Shared power to dispose or to direct the disposition
                           of: 68,201

Notes

(1) The filing of this Schedule 13G shall not be construed as an admission that the reporting person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Schedule 13G. In addition, the filing of this Schedule 13G shall not be construed as an admission that the reporting person is the beneficial owner of any securities covered by this Schedule 13G for any other purposes than Section 13(d) or 13(g) of the Securities Exchange Act of 1934.

(2) The shares owned by The Smolyansky Family Foundation (the "Foundation"), private charitable foundation, are included herein because Michael Smolyansky and his spouse are trustees of the Foundation. Both Michael Smolyansky and his wife disclaim beneficial ownership of the shares owned by the Foundation.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

         Not applicable - this statement is not being filed pursuant to Rule 13d-1(b).


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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated this 9th day of February, 2000.
                                                 /s/ MICHAEL SMOLYANSKY
                                                 -------------------------------
                                                 Michael Smolyansky